Mail Stop 4561

February 26, 2010

Stephen J. Waldis
President and Chief Executive Officer
Synchronoss Technologies, Inc.
750 Route 202 South, Suite 600
Bridgewater, New Jersey 08807

> **Re: Synchronoss Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 1, 2010**
> **File No. 333-164619**

Dear Mr. Waldis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that Synchronoss has an amended confidential treatment request submitted October 2, 2009 that is pending. Please be advised that all comments relating to this request will need to be resolved prior to the requested effective date of the registration statement. Comments on the amended confidential treatment request are provided under separate cover.

Calculation of Registration Fee

2.   Footnote 2 to the fee table states that the number of shares of common stock being registered by the selling shareholders is undetermined. Offerings by selling

stockholders are not considered delayed offerings under Securities Act Rule 415(a)(1)(x) and thus resale offerings are not permitted to be made on an unallocated basis, except pursuant to rules applicable to well-known seasoned issuers. See General Instruction II.D of Form S-3 and footnote 525 to Securities Offering Reform Release No. 33-8591. Accordingly, please revise the fee table to allocate separately the aggregate number of shares being registered for resale, and the offering price and fee payable with respect to the resale offering; or advise why you believe you are not required to do so.

Selling Stockholders, page 26

3.   It appears that you are relying on Securities Act Rule 430B to omit from your filing certain information, including the identity of the selling security holders and the number of shares to be registered on behalf of each of them. However, you have omitted more information than permitted by Rule 430B. In this regard, please disclose here and elsewhere in the filing as appropriate the aggregate number of shares of common stock being registered for possible resale by the selling security holders, and identify the initial transaction(s) in which the shares were sold. See Instruction II.G. to Form S-3 and Rule 430B(b). We note your disclosure on page 26 stating that the shares of common stock that may be offered by the selling stockholders were issued and outstanding prior to the filing of the initial registration statement.

Exhibits

Exhibit 4.3, Form of Indenture

4.   The second footnote to the exhibit index indicates that the form of indenture for the debt securities being registered will be filed as an exhibit, if necessary, subsequent to the effectiveness of the registration statement by an amendment or a Form 8-K incorporated by reference into the registration statement. Please be advised that the form of indenture will need to be filed with a pre-effective amendment to your registration statement, and we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on this exhibit. See question 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations.

Exhibit 5.1, Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian

5.   You indicate on page 24 of the prospectus that the indentures for the debt securities being registered will likely be governed by New York law. However, the legal opinion is limited to the Delaware General Corporation Law and the laws of the Commonwealth of Massachusetts. For debt securities being registered, counsel must opine on the laws of the state governing the indenture.

Accordingly, in connection with filing the form of indenture as an exhibit to your registration statement, please have counsel revise its opinion as necessary to ensure that its opinion as to whether the debt securities will constitute binding obligations of the company is given under the state law governing the indenture. See Item 601(b)(5)(i) of Regulation S-K.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may contact the Assistant Director, Barbara C. Jacobs, if you thereafter require assistance.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (781) 622-1622
        Marc F. Dupré
        Gunderson Dettmer Stough Villeneuve